Exhibit VII

THE MEMBER COUNTRIES

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 31, 2016, the EUR/USD exchange rate as published by the European Central Bank was 1.0541 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic

Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Population
2016	5,707,251	1,315,944	5,487,308	332,529	1,968,957	2,888,558	5,210,721	9,851,017
2015	5,659,715	1,314,870(8)	5,471,753	329,100	1,986,096	2,921,262	5,166,493	9,747,355
2014	5,627,235	1,315,819	5,451,270	325,671	2,001,468	2,943,472	5,107,970	9,644,864
Nominal GDP (EUR millions)
2016	276,804.9	20,916.4	214,062.0	18,129.8	25,021.3	38,631.0	334,937.8	462,416.8
2015	271,786.1	20,251.7	209,511.0	15,133.9	24,368.3	37,330.5	348,332.1	447,009.5
2014	265,232.5	19,758.3	205,474.0	12,953.3	23,631.2	36,590.0	375,894.3	432,691.1

Nominal GDP (EUR per capita)
2016	48,300	15,900	39,000	n/a	12,800	13,500	64,000	46,600
2015	47,800	15,400	38,200	45,700	12,300	12,900	67,100	45,600
2014	47,000	15,000	37,600	39,600	11,800	12,500	73,200	44,600
Real GDP (1) (EUR per capita)
2016	45,500	13,500	34,500	n/a	11,000	12,000	67,700	42,500
2015	45,300	13,300	34,100	34,600	10,700	11,600	67,600	41,700
2014	44,900	13,100	34,200	33,600	10,300	11,300	67,300	40,500
Harmonized Consumer Price Index – Inflation Rate (2) (in %)
2016	0.0	0.8	0.4	0.8	0.1	0.7	3.9	1.1
2015	0.2	0.1	-0.2	0.3	0.2	-0.7	2.0	0.7
2014	0.4	0.5	1.2	1.0	0.7	0.2	1.9	0.2
Industrial Product Price Index (3) (in %)
2016	-1.5	-0.7	-2.2	n/a	-2.4	-4.3	-8.1	-1.0
2015	-3.7	-2.0	-1.8	n/a	-1.0	-9.6	-8.1	0.1
2014	-1.0	-1.6	-0.9	n/a	0.4	-4.9	-1.4	1.3
Unemployment (in %)
2016	6.2(8)	6.8	8.8	3.0	9.6	7.9	4.7	7.0
2015	6.2	6.2	9.4	4.0	9.9	9.1	4.3	7.4
2014	6.6	7.4	8.7	4.9	10.8	10.7	3.5	8.0

Balance of Payments (4) (5) (EUR millions)
2016	7,011.6	210.1	-628.5	366.6	161.0	298.8	6,562.9	6,587.3
2015	5,947.5	82.7	69.0	113.2	69.0	360.4	5,659.6	5,464.9
2014	6,983.7	164.5	349.1	188.4	-19.0	629.1	12,479.7	5,464.6
Public Finance (6) (EUR millions)
2016	-2,498.8	56.7	-4,100.0	n/a	3.4	100.8	n/a	4,141.6
2015	-3,650.6	20.9	-5,730.0	n/a	-305.4	-74.7	n/a	1,245.0
2014	3,784.1	134.0	-6,495.0	n/a	-372.6	-250.7	n/a	-6,702.4
Public Debt (7) (in %)
2016	37.8	9.5	63.6	n/a	40.1	40.2	n/a	41.6
2015	39.6	10.1	63.7	n/a	36.5	42.7	n/a	43.9
2014	44.0	10.7	60.2	n/a	40.9	40.5	n/a	45.2

Source: Eurostat.

n/a	Not available.

(1)	Amounts shown are chain-linked through successive application of the GDP growth rates to the previous year’s prices, with the price figures of 2010 as the reference year.

(2)	Percentage change as compared to previous year.

(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.

(4)	Current account.

(5)	Amounts shown are for Q4.

(6)	Deficit or surplus.

(7)	Public debt as a percentage of GDP.

(8)	Break in time series.